UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 25

                 NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                   REGISTRATION UNDER SECTION 12(B) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                   Commission File Number     000-51341
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Gentium S.p.,A., American Stock Exchange
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(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy Tel: +39 031 385111
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 (Address, including zip code, and telephone number, including area code, of
                    Issuer's principal executive offices)

Ordinary Shares, par value (euro)1.00 per share (not for trade, but only in
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connection with the American Depositar y Shares)*
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                     (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

|_|   l7CFR240.12d2-2(a)(1)

|_|   l7CFR240.12d2-2(a)(2)

|_|   l7CFR240.12d2-2(a)(3)

|_|   l7CFR240.12d2-2(a)(4)

|_| Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange(1)

|X| Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange

Pursuant to the requirements of the Securities Exchange Act of 1934, Gentium S.p.A. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 15, 2006                                                By /s/ Cary Grossman
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   Date                                                             Name
           Executive Vice-President and Chief Financial Officer
           ----------------------------------------------------
                                     Title

   (1) Form 25 and attached Notice wit) be considered compliance with the provisions of 17 CFR 240.l9d-l as applicable. See General Instruction

            SEC 1654(03-06) Persons who respond to the collection of
             information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

* American Depositary Shares representing the Ordinary Shares are registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6 (Registration No. 333-125663), as amended, originally filed with the Securities and Exchange Commission on June 9, 2005, and accordingly, are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to rule 12g3-2(c) thereunder.